UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D—9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92822

(714) 961-6355

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Beckman Coulter Declares Quarterly Dividend

Payout of $0.19 Per Share

ORANGE COUNTY, California, February 8, 2011 – Beckman Coulter, Inc. (NYSE: BEC), a leading developer, manufacturer and marketer of products that simplify, automate and innovate complex biomedical testing, announced today that its Board of Directors declared a quarterly dividend payout of nineteen cents ($0.19) per share of outstanding common stock, payable on March 13, 2011 to all stockholders of record on March 3, 2011.

The company expects this to be the final dividend payout pending completion of the merger with Danaher. This dividend will be payable independent of the pending merger with Danaher and will not affect the previously announced per share consideration in the transaction.

Beckman Coulter, Inc., based in Orange County, California, develops, manufactures and markets products that simplify, automate and innovate complex biomedical tests. More than 200,000 Beckman Coulter systems operate in laboratories around the world, supplying critical information for improving patient health and reducing the cost of care. Recurring revenue, consisting of consumable supplies (including reagent test kits), service and operating-type lease payments, represent about 80% of the company’s 2009 revenue of $3.3 billion. For more information, visit www.beckmancoulter.com.

Additional Information and Where to Find It

The tender offer proposed by Danaher Corporation (“Danaher”) referred to in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) Danaher will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) Beckman Coulter, Inc. (the “Company”) will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of these documents (if and when it becomes available) and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by the Company by contacting Investor Relations by telephone at (714) 961-6320, by mail at Beckman Coulter, Inc., Investor Relations, 250 S. Kraemer Blvd, Brea, California 92822, or by going to the Company’s Investor Relations page on its corporate web site at www.beckmancoulter.com.

Note on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of the Company and Danaher to complete the transactions contemplated by the Merger Agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the Merger Agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of the Company or Danaher; product safety; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in (i) the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, and (ii) Danaher’s public filings with the SEC from time to time, including Danaher’s most recent Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, in each case, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. Each of the Company and Danaher expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.